UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Compass Digital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2476C107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Compass Digital SPAC LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,403,753
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,403,753

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,403,753(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 30.08%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

The reported amount reflects (i) 206,663 Class A Ordinary Shares (“Class A Shares”) and (ii) 2,197,090 Class A Shares acquirable in respect of (a) 2,010,423 Class B Ordinary Shares (“Class B Shares”), convertible one-for-one into the Issuer’s Class A Shares and (b) 186,667 private placement warrants to acquire Class A Shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on a total of 7,991,718 Class A Shares, consisting of (i) 5,794,628 Class A Shares outstanding as of November 20, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023, and (ii) 2,197,090 Class A Shares acquirable in respect of (a) 2,010,423 Class B Shares and (b) 186,667 Private Placement Warrants held by the Reporting Person.

Item 1(a).	Name of Issuer:

Compass Digital Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

195 US Hwy 50, Suite 208 Zephyr Cove, NV, 89448

Item 2(a).	Names of Persons Filing:

This Statement is filed by Compass Digital SPAC LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o Compass Digital SPAC LLC 3626 N. Hall St., Suite 910 Dallas, Texas, 75219

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G2476C107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

This statement on Schedule 13G (this “Statement”) shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) and 13(g), a beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Compass Digital SPAC LLC

By:	/s/ Abidali Neemuchwala
Name:	Abidali Neemuchwala
Title:	Authorized Signatory